June 18, 2025

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas U.S. Government Money Market Fund, Inc.
File Nos. 333-286213 and 811-24068

Dear Sir/Madam:

On behalf of Atlas U.S. Government Money Market Fund, Inc., a registered investment company (the “Fund”), we hereby submit, via electronic filing, Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Amendment”). The main purpose of the Amendment is to complete the registration of shares of the Fund. The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933 and does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Thompson Hine llp	41 South High Street	www.ThompsonHine.com
Attorneys at Law	Suite 1700	O: 614.469.3200
	Columbus, Ohio 43215-6101	F: 614.469.3361